

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

040104

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20140443176-02**
	Filing Date and Time
	06/18/2014 4:49 PM
	Entity Number
	E0319562014-0

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	STRONG SOLUTIONS INC.

2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: _____ Name

☒ Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below)

REGISTERED AGENTS, INC
Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

442 COURT ST	ELKO	Nevada	89801
Street Address	City		Zip Code
442 COURT ST	ELKO	Nevada	89801
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 75000000	Par value per share: $ 0.00010	Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) ANDRII GUZIY Name			
	2/13 KOROLENKO STR. Street Address	KHARKOV CITY, UKR City	UK State	61000-499 Zip Code
	2) _____ Name			
	Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)	The purpose of the corporation shall be: ANY LEGAL PURPOSE	**6. Benefit Corporation:** (see instructions) ☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

ANDRII GUZIY	X ANDRII GUZIY
Name	Incorporator Signature
2/13 KOROLENKO STR.	KHARKOV CITY, UKR UK 61000-499
Address	City State Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity.
	X REGISTERED AGENTS, INC _____ 6/18/2014
	Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date